                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                     Wilshire Financial Services Group, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    971867106
                                    ---------
                                 (CUSIP Number)

                                  July 30, 1998
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                Page 1 of 9 Pages

|------------------------|                           |-------------------------|
|CUSIP No. 971867106     |            13G            |Page  2   of  9   Pages  |
|          ---------     |                           |    ------  ------       |
|------------------------|                           |-------------------------|

|---------|--------------------------------------------------------------------|
|       1 | NAME OF REPORTING PERSON                                           |
|         | I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)          |
|         |                                                                    |
|         | Kramer Spellman, L.P.                                              |
|         |                                                                    |
|---------|--------------------------------------------------------------------|
|       2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|         |                                                     (a)  |_|       |
|         |                                                                    |
|         |                                                     (b)  |_|       |
|         |                                                                    |
|---------|--------------------------------------------------------------------|
|       3 | SEC USE ONLY                                                       |
|         |                                                                    |
|         |                                                                    |
|---------|--------------------------------------------------------------------|
|       4 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|         |                                                                    |
|         | Delaware                                                           |
|---------|-------|----|-------------------------------------------------------|
|                 |  5 | SOLE VOTING POWER                                     |
|                 |    |                                                       |
|                 |    | None                                                  |
|                 |    |                                                       |
|                 |----|-------------------------------------------------------|
|     NUMBER OF   |  6 | SHARED VOTING POWER                                   |
|      SHARES     |    |                                                       |
|   BENEFICIALLY  |    | 559,500                                               |
|     OWNED BY    |    |                                                       |
|    REPORTING    |----|-------------------------------------------------------|
|      PERSON     |  7 | SOLE DISPOSITIVE POWER                                |
|       WITH      |    |                                                       |
|                 |    | None                                                  |
|                 |----|-------------------------------------------------------|
|                 |  8 | SHARED DISPOSITIVE POWER                              |
|                 |    |                                                       |
|                 |    | 559,500                                               |
|                 |    |                                                       |
|---------|-------|----|-------------------------------------------------------|
|       9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON            |
|         |                                                                    |
|         | 559,500                                                            |
|         |                                                                    |
|---------|--------------------------------------------------------------------|
|      10 | CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |
|         |                                                                    |
|         |                                                                    |
|---------|--------------------------------------------------------------------|
|      11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|         |                                                                    |
|         | 5.1%                                                               |
|         |                                                                    |
|---------|--------------------------------------------------------------------|
|      12 | TYPE OF REPORTING PERSON*                                          |
|         |                                                                    |
|         | PN                                                                 |
|         |                                                                    |
|---------|--------------------------------------------------------------------|


                      *SEE INSTRUCTION BEFORE FILLING OUT!

|------------------------|                           |-------------------------|
|CUSIP No. 971867106     |            13G            |Page  3   of  9   Pages  |
|          ---------     |                           |    ------  ------       |
|------------------------|                           |-------------------------|

|---------|--------------------------------------------------------------------|
|       1 | NAME OF REPORTING PERSON                                           |
|         | I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)          |
|         |                                                                    |
|         | Orin S. Kramer                                                     |
|         |                                                                    |
|---------|--------------------------------------------------------------------|
|       2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|         |                                                     (a)  |_|       |
|         |                                                                    |
|         |                                                     (b)  |_|       |
|         |                                                                    |
|---------|--------------------------------------------------------------------|
|       3 | SEC USE ONLY                                                       |
|         |                                                                    |
|         |                                                                    |
|---------|--------------------------------------------------------------------|
|       4 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|         |                                                                    |
|         | United States                                                      |
|---------|-------|----|-------------------------------------------------------|
|                 |  5 | SOLE VOTING POWER                                     |
|                 |    |                                                       |
|                 |    | 4,000                                                 |
|                 |----|-------------------------------------------------------|
|     NUMBER OF   |  6 | SHARED VOTING POWER                                   |
|      SHARES     |    |                                                       |
|   BENEFICIALLY  |    | 559,500                                               |
|     OWNED BY    |    |                                                       |
|    REPORTING    |----|-------------------------------------------------------|
|      PERSON     |  7 | SOLE DISPOSITIVE POWER                                |
|       WITH      |    |                                                       |
|                 |    | 4,000                                                 |
|                 |----|-------------------------------------------------------|
|                 |  8 | SHARED DISPOSITIVE POWER                              |
|                 |    |                                                       |
|                 |    | 559,500                                               |
|                 |    |                                                       |
|---------|-------|----|-------------------------------------------------------|
|       9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON            |
|         |                                                                    |
|         | 563,500                                                            |
|         |                                                                    |
|---------|--------------------------------------------------------------------|
|      10 | CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |
|         |                                                                    |
|         |                                                                    |
|---------|--------------------------------------------------------------------|
|      11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|         |                                                                    |
|         | 5.1%                                                               |
|         |                                                                    |
|---------|--------------------------------------------------------------------|
|      12 | TYPE OF REPORTING PERSON*                                          |
|         |                                                                    |
|         | IN                                                                 |
|         |                                                                    |
|---------|--------------------------------------------------------------------|



                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):          Name of Issuer:
---------           --------------

                    Wilshire Financial Services Group, Inc. (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------          -----------------------------------------------

                    1776 S.W. Madison Street
                    Portland, Oregon 97205

Items 2(a)          Name of Person Filing; Address of Principal
and 2(b):           Business Office:
----------          -------------------------------------------

                    This Statement is being filed by (1) Kramer Spellman, L.P., a Delaware limited partnership ("KS"); and (2) Orin S. Kramer, in his capacity as general partner of KS and an individual holder of common stock, par value $.01, of the Company ("Common Stock"). KS serves as a general partner to investment partnerships and as a discretionary investment manager to managed accounts. The principal office of KS is located at 2050 Center Avenue, Suite 300, Fort Lee, New Jersey 07024, which is also the business address of Mr. Kramer.

                    The shares of Common Stock which are the subject of this Statement are held directly by investment partnerships for which KS serves as the general partner, managed accounts for which KS serves as discretionary investment manager (collectively, the "Partnerships and Managed Accounts"), and by Mr. Kramer.

Item 2(c):          Citizenship:
---------           -----------

                    Mr. Kramer is a United States citizen.

Item 2(d):          Title of Class of Securities:
---------           ----------------------------

                    Common stock, par value $.01 per share.

Item 2(e):          CUSIP Number:
---------           ------------

                    971867106

Item 3:             If this statement is filed pursuant to ss.ss.240.13d-1(b) or
------              240.13d-2(b) or (c), check whether the person filing is a:
                    ------------------------------------------------------------

                    Not Applicable.






                                Page 4 of 9 Pages

Items 4(a)-(c):     Ownership:
--------------      ---------

                    As of August 4, 1998:

                    (1) KS had beneficial ownership of 559,500 shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case may be, holding such shares of Common Stock. Such shares represent 5.1% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer.

                    (2) Mr. Kramer had beneficial ownership of 563,500 shares of Common Stock by virtue of his position as (i) general partner of KS (559,500 shares of Common Stock representing 5.1%), and (ii) an individual holder of Common Stock (4,000 shares of Common Stock representing less than 0.1%). Such shares represent 5.1% of the issued and outstanding Common Stock. Mr. Kramer has sole voting power and dispositive power over the shares of Common Stock described in (ii) above, and shares voting power and dispositive power over the shares of Common Stock described in (i) above with KS.

                    The percentages used herein are calculated based upon the 11,070,000 shares of Common Stock stated to be issued and outstanding as of April 30, 1998, as reflected in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998.

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

                    Not Applicable.










                                Page 5 of 9 Pages

Item 6:             Ownership of More than Five Percent on Behalf of Another
------              Person:
                    --------------------------------------------------------

                    No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds upon the sale of, shares of Common Stock, except that the respective shareholders, partners or owners, as relevant, of the Partnerships and the Managed Accounts have the right to participate in the receipt of dividends from, or proceeds upon the sale of, the shares of Common Stock held for their respective accounts.

Item 7:             Identification and Classification of the Subsidiary Which
------              Acquired the Security Being Reported on By the Parent
                    Holding Company:
                    ---------------------------------------------------------

                    Not Applicable.

Item 8:             Identification and Classification of Members of the Group:
------              ---------------------------------------------------------

                    Not Applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

                    Not Applicable.

Item 10:            Certification:
-------             -------------

                    By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






                                Page 6 of 9 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:     August 10, 1998


                                            KRAMER SPELLMAN, L.P.

                                            By:  /s/ Orin S. Kramer
                                                 ------------------------
                                                 Name: Orin S. Kramer
                                                 Title: General Partner


                                            /s/ Orin S. Kramer
                                            -----------------------
                                                Orin S. Kramer


















                                Page 7 of 9 Pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit A:          Joint Filing Agreement, dated August 10, 1998, among the
                    signatories to this Schedule 13G.































                                Page 8 of 9 Pages